MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY 10022-6839

212 224 1840

212 224 2518 FAX

AMY LATKIN

VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

AMY.LATKIN@MUTUALOFAMERICA.COM

Via Edgar Correspondence

April 11, 2019

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Rebecca Ament Marquigny

Re:

Post-Effective Amendment No. 42 under the Securities Act of 1933 and No. 47 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Institutional Funds, Inc. (SEC File Nos. 033-87874 and 811-08922)

Dear Ms. Marquigny:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me and Scott Rothstein on March 27, 2019, concerning Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended, and Amendment No. 47 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 8, 2019.

Set forth below are your comments with Mutual of America’s response immediately following each comment. As discussed in our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2019.

General Comments

Comment:	Some comments are made with respect to one fund but apply to the other funds, and some comments are made with respect to one item in the prospectus but apply to other items in the prospectus.

Response:	We have applied comments throughout the prospectus as applicable.

April 11, 2019

Summary Prospectuses

Comment 1:	All Funds: Fee Table Given that the Fund invests in ETFs, please confirm that Acquired Fund Fees and Expenses are not expected to exceed 1 basis point in expenses.

Response:	We confirm that Acquired Fund Fees and Expenses are not expected to exceed 1 basis point in expenses for all Funds for which Acquired Fund Fees and Expenses are not broken out.

Comment 2:	All Funds: Expense Example In the Expense Example preamble, please add the words “or hold” between “redeem” and “all of your shares.”

Response:	We have revised the Expense Example preamble for all Funds to read: “The Example assumes: (a) that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods... ”

Comment 3:	All Funds: Fee table and Expense Example In addition, in a corresponding footnote please state that the expense reimbursement arrangement is only reflected for the first year of each example.

Response:	We have added the following to the existing Fee table footnote: “The Expense Example below reflects the expense reimbursement for the first year only.”

Comment 4:

Equity Index Fund: Principal Investment Strategies

If the Fund is advised by, or sold through, an insured depository institution, please include the disclosure as required by Form N-1A Item 4(b)(1(iii).

Response:	We confirm that the Fund is not advised by, or sold through, an insured depository institution.

Comment 5:

Equity Index Fund, All America Fund and Mid-Cap Equity Index Fund: Principal Investment Risks

The updated disclosure adds ETFs to the principal investment strategies. Add a corresponding risk to the summary risk section Item 4 and Item 9.

Response:	Upon further review, in light of the small portion of assets that is or will be invested in such instruments, the Registrant has determined that investment in ETFs and futures are not principal investment strategies for any of the Funds. Accordingly, the language has been removed from Item 4 and Item 9, and will be disclosed in the SAI (Item 16).

Comment 6:	Equity Index Fund and Mid Cap Equity Index Fund: Principal Investment Risks Please add tracking error risk.

Response:	For the Equity Index Fund and Mid Cap Equity Index Fund we added the following Tracking Error risk to the Item 4 disclosure: “As an index fund, the Fund seeks to track the performance of the index, although it may not be

April 11, 2019

successful in doing so. The divergence between the performance of the Fund and the index, positive or negative, is called tracking error. Tracking error can be caused by many factors and it may be significant.”

We have also added the following Tracking Error risk to Item 9 for those funds: “Each Index fund seeks to track the performance of the index, although it may not be successful in doing so. The divergence between the performance of the Fund and the index, positive or negative, is called ‘tracking error’. Tracking error can be caused by many factors and it may be significant. For example, the Fund may not invest in certain securities in the index, match the securities’ weighting to the index, or the Fund may invest in securities not in the index, due to regulatory, operational, custodial or liquidity constraints; corporate transactions; asset valuations; transaction costs and timing;
tax considerations; and index rebalancing, which may result in tracking error. The Fund may attempt to offset the effects of not being invested in certain index securities by making substitute investments, but these efforts may not be successful. In addition, cash flows into and out of the Fund, operating expenses and trading costs all affect the ability of the Fund to match the performance of the index, because the index does not have to manage cash flows and does not incur any costs.”

Comment 7:

Equity Index Fund and Mid Cap Equity Index Fund: Principal Investment Strategy and Risks: Industry/Sector risk

Please add disclosure in the principal investment strategies section that the fund concentrates more than 25% of the fund in the industry or group of industries to the extent that the corresponding index does. To the extent the fund is currently concentrated, please identify the industry in the disclosure and add risk disclosure and more detailed risk disclosure in Item 9.

Response:

We added the following disclosure to the Principal Investment Strategies section of Item 4 and Item 9 for the Equity Index Fund and Mid Cap Equity Index Fund: “The Fund may concentrate its investments in an industry or group of industries to the extent that the index being tracked is also so concentrated.”

We note that none of the index funds currently has a concentration of 25% or more in a particular industry or group of industries.

Comment 8:

Equity Index Fund, Mid Cap Equity Index Fund and All America Fund: Principal Investment risk: Passive Investment risk

For the index funds and the All America Fund, due to the passive portion of its assets, in addition to the Index risk, provide a separate discussion of passive investment risk.

Response:	We added the following Passive Investment risk to the Equity Index Fund and Mid Cap Equity Index Fund in the Principal Investment Risks section: “Because the Fund is passively managed and seeks to match the performance of its benchmark index, holdings are generally not reallocated based on changes in market conditions or outlook for a specific security, industry, or market sector. As a result, the Fund’s performance may lag the performance of actively managed funds.” Comparable disclosure has been added to the All America Fund with regard to the portion of the portfolio that is passively invested.

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We added the following Passive Investment risk in the statutory prospectus: “Because the Fund, or a portion of the
Fund, is passively managed and seeks to match the performance of its benchmark index, the Fund follows the securities included in the index during upturns as well as downturns. Due to its indexing strategy, the Fund does not take steps to reduce market exposure or to lessen the effects of a declining market, even though these securities may go in and out of favor based on market and economic conditions. As a result, the Fund’s performance may lag the performance of actively managed funds.”

Comment 9:

All America Fund, Small Cap Value Fund, Small Cap Growth Fund, Money Market Fund and Bond Fund: Principal Investment risk

With the exception of the index funds, add an active management risk to all funds.

Response:

We added the following Active Management risk to all funds, except the index funds in the Principal Investment Risks section: “The portfolio manager’s judgments about the attractiveness, value or potential appreciation of the Fund’s investments may prove to be incorrect. The Fund could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies if the Fund’s overall investment selections or strategies fail to produce the intended results.”

We added the following Active Management risk to all funds, except the index funds in the statutory prospectus: “The Fund’s portfolio manager makes investment decisions for the Fund, but there is no guarantee that his investment strategy will produce the desired results. Securities selected through the portfolio manager’s process may be negatively impacted by factors or events not foreseen in the investment process. As a result, the Fund may have a lower return than if it were managed using another process or strategy. These risks may cause the Fund to underperform its comparative index or other funds with a similar investment objective.”

Comment 10:

Equity Index Fund: Stock risk

The principal investment strategy does not appear to support this sentence: “It may be more difficult for the Fund to sell a mid-capitalization stock or any stock that trades “over-the-counter,” than a larger capitalization stock or stocks that trade on a national or regional stock exchange.”

Either delete this sentence or explain a reason to include this sentence given that the S&P 500 index is comprised of large capitalization companies.

Response:	We have deleted this sentence.

Comment 11:	All Funds: Average Annual Total Returns Please update this table and all tables as of 12/31/2018.

Response:	We will update all of the tables and data in the prospectus as of 12/31/2018, in a Rule 485(b) filing in April.

April 11, 2019

Comment 12:	All Funds: Average Annual Total Returns In the final row of the Average Annual Total Returns table, please insert after applicable index a parenthetical statement required by Item 4(b)(2)(iii).

Response:	The following parenthetical has been added for all funds to each index in the Average Annual Total Returns table: “(reflects no deduction for fees, expenses or taxes)”.

Comment 13:

Because information for Items 6, 7 and 8 is not identical for each series, revise the last statement of each summary prospectus to not refer to the Bond Fund.

Please confirm that neither the fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response:

We revised the last statement for each fund as follows: “For important information about “Purchase and Sale of Fund Shares”, please turn to page [24]. For important information about “Tax Information”, please turn to page [24].”

We confirm that that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment 14:

All America Fund: Principal Investment Strategies

The second bullet point states: “Approximately 40% of the Fund’s assets are managed by the Adviser...” Please insert “actively” before “managed” to distinguish from the first bullet point regarding 60% of the Fund’s assets.

Response:	We revised the first sentence of the second bullet point to read: “Approximately 40% of the Fund’s assets are actively managed by the Adviser...”

Comment 15:	All America Fund: Principal Investment Strategies The second bullet refers to mid-cap and small-cap growth and value stocks. Please provide capitalization ranges that correspond to each term.

Response:	The applicable capitalization ranges have been added in the Funds’ Item 4 disclosure.

Comment 16:

All America Fund: Principal Investment Strategies

The second bullet point states: “The Adviser generally invests in stocks that it considers undervalued, or to have attractive growth potential, and with the potential for investment returns that outperform their peer companies.”

Please clarify what criteria the portfolio manager uses to determine these terms.

Response:	The referenced disclosure has been revised to read: “The Adviser generally invests in stocks that it considers undervalued, or to have attractive growth potential, and with the potential for investment returns that outperform their peer companies, based on bottom-up fundamental company research, including analysis of business models, financial statements, measures of earnings and cash flow, and potential for long-term growth in sales and cash flow.”

April 11, 2019

Comment 17:

All Funds: Principal Investment Strategies

Please use consistent terminology throughout the prospectus when stating the 80% policy. This comment applies to all funds and all references throughout the prospectus.

Response:	We revised all references to the 80% policy throughout the prospectus to state: “Approximately 80% of the Fund’s total assets...”

Comment 18:

Small Cap Value Fund: Principal Investment risks: Concentration risk

The Small Cap Value Fund includes Concentration risk as a Principal Investment risk. If the Small Cap Value Fund is concentrated in an industry or group of industries, add to the Principal Investment Strategies or otherwise delete this risk.

Response:

The following disclosure has been added to the Principal Investment Strategies: “The Fund may concentrate its investments in an industry or group of industries, generally to the extent that its benchmark index is also so concentrated. Currently, the Fund has a concentration in the stocks of financial companies.”

The following Financial Industry Risk disclosure has been added to Item 4: “Companies in the financial industry are subject to extensive government regulation, can be subject to relatively rapid change due to increasingly blurred distinctions between service segments, and can be significantly affected by availability and cost of capital funds, changes in interest rates, the rate of corporate and consumer debt defaults, and price competition.”

The following Financial Industry Risk disclosure has been added to Item 9: “Companies in the financial industry are subject to extensive government regulation that can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability can be largely dependent on the availability and cost of capital and the rate of corporate and consumer debt defaults, and can fluctuate significantly when interest rates change. Financial difficulties of borrowers can negatively affect the financial services industry. Insurance companies can be subject to severe price competition. The financial services industry can be subject to relatively rapid change as distinctions between financial service segments become increasingly blurred.”

Comment 19:

Small Cap Value Fund: Principal Investment Strategies: Industry and Sector risk:

The Staff notes that there is no need for Industry and Sector risk if the Small Cap Value Fund focuses on certain industries or sectors.

Response:	We deleted the Industry and Sector risk for the Small Cap Value Fund and Small Cap Growth Fund.

April 11, 2019

Comment 20:

Small Cap Growth Fund: Principal Investment Strategies

The Principal Investment Strategies state: “The Fund invests primarily in growth stocks issued by companies with small sized market capitalizations that the Adviser believes to possess above-average growth potential.”

In the Principal Investment Strategy summary, briefly describe the criteria the Adviser uses in determining which securities to purchase and sell.

Response:

The Principal Investment Strategies for the Small Cap Growth Fund has been restated as follows: “The Fund invests primarily in growth stocks issued by companies with small sized market capitalizations that the Adviser believes to possess the potential for capital appreciation, based on a bottom-up fundamental stock selection process. The process includes analysis of a company’s business and financial models, as well as understanding its financial statements, to assess the potential for long-term growth in sales and cash flow. The Fund may concentrate its investments in an industry or group of industries, generally to the extent that its benchmark index is also concentrated in that industry or group of industries. Currently, the Fund has a concentration in the stocks of health care and technology companies. Companies with small-sized market capitalizations are typically those companies with market capitalizations less than $5.0 billion.”

The following Health Care Industry risk has been added to the Item 4 disclosure: “Companies in the health care industry are subject to government regulation and reimbursement rates, as well as government approval of products and services, which could have a significant effect on price and availability, and can be significantly affected by rapid obsolescence and patent expirations.”

The following Health Care Industry risk has been added to the Item 9 disclosure: “Companies in the health care industry are subject to government regulation and reimbursement rates, as well as government approval of products and services, which could have a significant effect on price and availability. Furthermore, the types of products or services produced or provided by health care companies quickly can become obsolete. In addition, pharmaceutical companies and other companies in the health care industries can be significantly affected by patent expiration.”

The following Technology Industry risk has been added to the Item 4 disclosure: “Companies in the technology industries can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants, and general economic conditions.”

The following Technology Industry risk has been added to the Item 9 disclosure: “Companies in the technology industries can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants, and general economic conditions.”

April 11, 2019

Comment 21:

Mid-Cap Equity Index Fund: Principal Investment Strategies

The Principal Investment Strategies states: “Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the S&P 400® Index, which are typically companies with market capitalizations in the range of $1.6 billion to $6.8 billion.”

Please make sure the ranges are correct as of 12/31/2018.

This comment applies to all equivalent disclosure of market cap ranges.

Response:	The market capitalization ranges disclosed for each relevant fund have been updated.

Comment 22:

International Fund: Fee Table

With respect to the second sentence of the Fee table preamble, please insert “including acquired fund fees and expenses”, so that the sentence reads: “Other Expenses, including Acquired Fund Fees & Expenses are estimated, as the Fund will commence operations on or after May 1, 2019.”

Please consider moving the revised sentence to the Fee table footnote.

Response:	We have revised the sentence. In the interest of clarity for investors, we have retained the disclosure in the preamble.

Comment 23:

International Fund: Fees and Expenses of the Fund Table, and Expense Example

The Staff takes the position that the Fee table and Expense Example table are required as material and may not be added to the 485(b) filing. Please provide a filing through Edgar correspondence at least 5 days before the effective date including the updated data to these tables so that the Staff has the opportunity to review and provide any additional comments.

Response:

This response will serve as the requested advanced filing through Edgar correspondence. The International Fund Fee table and Expense Example are below, and will be included in the May 1, 2019 filing update:

Fees and Expenses of the Fund. The table below describes the fees and expenses you may pay if you buy and hold Fund shares. Other Expenses, including Acquired Funds Fees and Expenses, are estimated, as the Fund will commence operations on or after May 1, 2019.

Shareholder Fees (fees paid directly from your investment)
Wire transfer charge for redemptions with proceeds less than $5,000.00	$0-$50
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.13%
Other Expenses	1.85%
Acquired Fund Fees & Expenses	0.25%

Total Annual Fund Operating Expenses	2.23%
Expense Reimbursement *	(1.85)%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.38%

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* The Adviser contractually agreed beginning as of the inception of the Fund to reimburse or otherwise limit the Fund’s total operating expenses (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities) to its investment management fees and underlying fund fees and expenses. This contractual obligation continues in effect until April 30, 2020, and will continue for each succeeding 12 month period thereafter, unless either the Investment Company gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next May 1. The Expense Example below reflects the expense reimbursement for the first year only.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes: (a) that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods, (b) a 5% return each year and (c) operating expenses remain the same. The expenses shown do not include Separate Account expenses which would increase costs if included. Although your actual costs may be higher or lower, your cost based on these assumptions would be:

1 Year	3 Years
$13	$450

Comment 24:	International Fund: Portfolio Turnover Please add the following phrase: “and may result in higher taxes when fund shares are held in a taxable account.”

Response:	We revised the second sentence of the Portfolio Turnover section to state: “A higher portfolio turnover rate may result in higher transaction costs and higher taxes when Fund shares are held in a taxable account.”

Comment 25:

International Fund: Portfolio Investment Strategies

The Portfolio Investment Strategies states: “The Fund invests, directly and/or indirectly, mainly in exchange traded funds that invest in stocks of large and mid-cap companies in developed market countries located outside of the United States and Canada.”

Please clarify the meaning of “directly and/or indirectly”. State whether the Fund invests directly in stocks of large and mid-cap companies and indirectly in the companies that invest in ETFs.

Response:	The Principal Investment Strategies for the International Fund have been restated as follows: “Under normal circumstances, at least 80% of the Fund’s total assets will be invested, directly or indirectly, in stocks of large and mid-cap companies in developed market countries located outside the United States and Canada represented in the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”) through the purchase of such stocks to replicate, to the extent practicable, the weighting of such stocks in the Index or by purchasing exchange traded funds designed to track the MSCI EAFE Index.. The Fund also invests in exchange traded funds that own emerging market securities.”

Comment 26:

International Fund: Principal Investment risk: Company risk

The last two sentences relate to small cap companies. Delete these sentences in light of the disclosure that the fund invests in large and mid-cap companies.

April 11, 2019

Response:	The last two sentences of Company risk related to small cap companies have been deleted.

Comment 27:

International Fund: Principal Investment risk: Foreign Investment risk and International Fund risk

There is overlap between Foreign Investment risk and International Fund risk. Delete one risk, combine the risks, or revise the risks to differentiate between the risks.

Response:	The International Fund risk has been eliminated and the Foreign Investment risk has been revised to read: “Foreign Investment risk: Foreign markets are subject to the risk of change in currency or exchange rates, economic and political trends in foreign countries, less liquidity, more volatility, more difficulty in enforcing contractual obligations, higher transaction costs and less government supervision and other reporting regulations and requirements than domestic markets. Domestic equities indices could outperform the MSCI EAFE Index for periods of time.”

Comment 28:

International Fund: Principal Investment risk

Since the International Fund will likely have substantial investments in the EU and the UK, add Brexit disclosure or supplementally state why this disclosure is not necessary. Add disclosure to the summary section and more disclosure to Item 9(c).

Response:

The following Eurozone Investment risk has been added to the Principal Investment Risks section: “The United Kingdom’s intended departure from the European Union, commonly known as “Brexit,” may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the United Kingdom.”

We added the following Eurozone Investment risk to the statutory prospectus: “The United Kingdom’s intended departure from the European Union (“EU”), known as “Brexit,” may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the United Kingdom. Uncertainty relating to the withdrawal procedures and timeline may have adverse effects on asset valuations and the renegotiation of current trade agreements, as well as an increase in financial regulation of United Kingdom banks. While the full impact of Brexit is unknown, market disruption in the EU and globally may have a negative effect on the value of the Fund’s investments. Additionally, the risks related to Brexit could be more pronounced if one or more additional EU member states seek to leave the EU.”

April 11, 2019

Comment 29:

International Fund: Principal Investment risk: Stock risk

Please delete the last sentence of Stock risk, as small cap risk is not relevant for a Fund that primarily invests in large and mid-cap stocks.

Response:	The sentence has been deleted from the Stock risk.

Comment 30:	International Fund: Performance/Annual Return Please supplementally advise the Staff of the broad-based index that will be used for this Fund.

Response:	The International Fund will be compared to the MSCI EAFE Index.

Comment 31:	International Fund: Portfolio Manager Please disclose the portfolio manager’s length of service managing the Fund.

Response:	We revised the portfolio manager disclosure to read: “Portfolio Manager. Jamie A. Zendel, Vice President of the Adviser, will be the portfolio manager of the Fund from inception.”

Comment 32:

Money Market Fund: Fee Table - Management Fees footnote

Item 3 neither permits nor requires disclosure of a voluntary fee waiver. Please delete the second footnote regarding the voluntary waiver that began in 2009.

Response:	The second footnote has been deleted and the voluntary waivers are discussed in Item 10.

Comment 33:

Money Market Fund: Principal Investment risk

Under the Money Market risk heading, delete the following introductory sentence: “An investment in the Money Market Fund is subject to the following risks.” Pull the bullet points within this risk out to create its own risk.

Response:	We deleted the introductory sentence and moved each sub-bullet point to be its own bullet point.

Comment 34:

Bond Fund: Principal Investment Strategies

The third bullet states: “The Adviser evaluates each security to be purchased and selects securities based on maturity, credit quality as determined by fundamental analysis and interest income anticipated to be generated.”

Please identify any requirements to maturity, with more full disclosure in Item 9(b). Briefly describe the fundamental analysis to determine credit quality and add more disclosure in Item 9(b).

Response:	The referenced bullet point has been restated as follows: “The Adviser evaluates each security to be purchased and selects securities based on duration, seeking to maintain duration for the Fund overall within +/- 10% of the duration of its benchmark; credit quality as determined by fundamental financial analysis focused on the issuer’s ability to repay debt; and interest income anticipated to be generated.”

April 11, 2019

Comment 35:

Bond Fund: Principal Investment risk: Fixed Income risk

Delete the following introductory sentence: “The value of your investment will go up or down depending on movements in the bond markets.” Pull the bullet points within this risk out to create its own risk.

Response:	We deleted the introductory sentence and moved each sub-bullet point to be its own bullet point.

Comment 36:

Bond Fund: Principal Investment risk: Prepayment risk

Please add disclosure to identify prepayment risk as a principal risk for the Fund, or supplementally state why this is not a risk for the Fund, and if not, explain how you reached that conclusion and how this is supported by existing strategy disclosure.

Response:

We added the following Prepayment risk to the Principal Investment Risks section: “Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation earlier than expected. This may occur when interest rates decline, and may negatively affect Fund returns.”

We added the following Prepayment risk to the statutory prospectus: “Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation earlier than expected. This may occur when interest rates decline. This may negatively affect Fund returns, because the Fund may have to reinvest that money at the lower prevailing interest rates. Also, if a security subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment.”

Statutory Prospectus:

Comment 37:

Additional Information

Please restate the first three sentences of the following in plain English:

“For all active equity portfolios, we utilize investment strategies to achieve each Fund’s objective by way of a disciplined, repeatable process. We utilize an active, quality driven, bottom-up approach, with stock selection as the primary focus. The Adviser uses fundamental research and proprietary quantitative research models. The Funds maintain diversification that is generally sector neutral, and monitor risk exposure to maintain risk within acceptable limits. A Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions, which may cause the Fund to not achieve its investment objective.”

Response:	The referenced paragraph has been revised to read: “For all actively managed equity portfolios, the Adviser uses a bottom-up approach, combining fundamental company research and a proprietary quantitative research model, with stock selection as the primary focus. The Funds maintain diversification

April 11, 2019

that is generally sector neutral, and monitor risk exposure on an ongoing basis. A Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions, which may cause the Fund to not achieve its investment objective.”

Comment 38:	In the Item 9 disclosure for each fund, please disclose that the Funds are concentrated to the extent that is the case (for example, index funds are concentrated to the extent the index is concentrated). Include this disclosure in the Index risk in Item 9(c).

Response:	Disclosure regarding concentration and concentration risk have been added as appropriate.

Comment 39:

Market Capitalization

In this section, and in the summary disclosure, please update data to provide current capitalization information.

Additionally, in the penultimate sentence of the paragraph stated below, specifically name the funds to which the small, mid and large cap assumptions apply.

Response:

The capitalization information has been updated with current data.

The penultimate sentence has been revised to read: “The market capitalization ranges of companies included in each Index will vary from time to time, and the market capitalization ranges of companies that are generally considered to be large-cap, mid-cap and small-cap will also vary from time to time depending on capitalization levels in the market. The Equity Index Fund invests primarily in large-cap companies; the Mid-Cap Equity Index Fund invests primarily in mid-cap companies; and the Small Cap Growth Fund and Small Cap Value Fund invest primarily in small-cap companies. The All America Fund invests in large-cap, mid-cap and small-cap companies.”

Comment 40:

Principal Investment Risks

For all Item 9 disclosure, there should be disclosure of all principal risks for each fund. For example, for the Equity Index Fund, the list of Principal Investment Risks should include the same risks for both Item 4 and Item 9 disclosure.

Response:	The disclosure has been revised in order to disclose the same risks for each fund in both Item 4 and Item 9 disclosure.

Comment 41:

All America Fund: Principal Investment Strategy

Please reconcile the active assets disclosed with the parallel summary disclosure so that the percentage of assets matches, and add “active” where appropriate.

Response:	The disclosure has been revised to clarify the percentage of total assets invested in each strategy.

April 11, 2019

Comment 42:

All America Fund: Principal Investment Strategy

In the description of Small, Mid-and Large Capitalization Value Stocks and Growth Stocks, please disclose the Adviser’s process to select stocks to purchase and sell more clearly.

In addition, each section includes the following: “Companies with small market capitalizations whose stocks the Adviser selects may have limited Wall Street research coverage and low institutional ownership, which may make the stocks more difficult to sell in certain market conditions.” This disclosure regarding difficulty in selling small market cap stocks should be included in the risks section.

Response:

The referenced discussion has been revised to read:

“Small, Mid- and Large Capitalization Value Stocks. The Adviser generally invests in stocks that it considers undervalued and with the potential for above average investment returns. The Adviser identifies such securities primarily through consideration of actual, expected earnings and cash flow, seeking securities that it believes have a depressed valuation compared to their previous valuations or compared to a universe of peer companies. Stocks issued by companies with large market capitalizations generally will have lower than average price volatility and low price/earnings ratios, and generally will have below market debt levels and current yield greater than the average of the S&P 500®.”

“Small, Mid-and Large Capitalization Growth Stocks. The Adviser invests in stocks that it considers to be fundamentally sound with the potential for above average earnings growth and long-term capital appreciation, based on bottom-up fundamental company research, including analysis of business models, financial statements, and potential for long-term growth in sales and cash flow.”

Additionally, the following sentence has been added to the Small-Cap risk: “Companies with small market capitalizations selected by the Adviser may have limited Wall Street research coverage and low institutional ownership, which may make the stocks more difficult to sell in certain market conditions.”

Comment 43:

International Fund: Principal Investment Strategy

a)  It appears that the International Fund invests substantially all of its assets in ETFs that track the MSCI EAFE Index. Revise and clarify this disclosure, and if the Fund also makes direct investments in stocks in the EAFE index, then disclose this as a separate strategy. If this disclosure is correct, then begin with this disclosure and modify the description to include other ETFs in addition to iShares and Vanguard ETFs.

b)  The disclosure states: “The International Fund may invest a portion or substantially all of its assets in the iShares® MSCI EAFE Fund, other iShares Funds, Vanguard exchange traded funds or other equivalent exchange traded funds or products that reflect or closely match the holdings in the MSCI EAFE Index.” Please consider identifying other equivalent ETFs that the Fund intends to invest principally, or identify products that reflect or closely match the index.

April 11, 2019

c)  If the Fund does not intend to invest principally in ETFs that invest in emerging market countries and companies with small market capitalizations in developed countries, then move disclosure of such investments to the SAI or to the non-principal investment strategies section. There is no indication that the Fund’s investment strategy includes any capitalization range at all.

d)  The disclosure regarding exemptive relief and the limits of Section 12(d)(1) should be reorganized. State that the primary ETFs used by the Fund have exemptive relief, however a few ETFs may not have such relief and the Fund would not be able to invest as much in those ETFs without relief because there is a limit.

Response:

The Principal Investment Strategy for the International Fund has been restated in Item 9, as follows:

Under normal circumstances, at least 80% of the Fund’s total assets will be invested, directly or indirectly, in stocks of large and mid-cap companies in developed market countries located outside the United States and Canada represented in the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”) through the purchase of such stocks, to replicate, to the extent practicable, the weighting of such stocks in the Index, and/or through the purchase of exchange traded funds designed to track the MSCI EAFE Index. The Fund also invests in exchange traded funds that own emerging market securities

The International Fund currently invests substantially all of its assets in the iShares® MSCI EAFE Fund, other iShares Funds, and Vanguard exchange traded funds. iShares® is a registered trademark of BlackRock, Inc. (“BlackRock”). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the International Fund. The Vanguard Group, Inc. is the investment adviser of the Vanguard exchange traded funds and does not make any representation regarding the advisability of investing in the International Fund.

The SEC has issued exemptive orders to certain of the ETFs in which the International Fund invests (iShares Trust, iShares, Inc., and Vanguard Trusts), to permit investment companies (such as the International Fund) to invest in such ETFs beyond the general limitations in the Investment Company Act of 1940 (“the 1940 Act”) on the amount of other investment company shares that can be acquired by a Fund. As required by these exemptive orders, the International Fund has entered into participation agreements with the iShares Trust and the Vanguard Trusts and has adopted certain policies and has received Board approvals. The conditions included in the exemptive order must be fulfilled to allow the International Fund to continue to invest in the underlying ETFs to the extent it currently does, and any failure by the International Fund or the ETFs to meet those conditions, or the revocation of the respective exemptive orders, could materially impact the management of the International Fund and prevent the Fund from allocating its investments in the manner that

April 11, 2019

the Adviser considers optimal. To the extent other ETFs obtain similar exemptive relief from the SEC, the Fund may seek to qualify to invest in such other ETFs in excess of the limits set forth in the 1940 Act.

Comment 44:

International Fund: Principal Investment Strategy

Either explain why the disclosure of the iShares and Vanguard trademarks and the statement that the ETF issuers do not make any representations regarding the advisability of investing in the International Fund are included in the Principal Investment Strategy disclosure, or delete these points.

Response:	The Registrant is required to include the referenced language by the Participation Agreements that are a condition to the iShares and Vanguard exemptive orders.

Comment 45:	International Fund: Principal Investment Strategy The disclosure of fee waivers is not a principal investment strategy and can be included as a waiver in Item 10.

Response:	The referenced disclosure has been moved to Item 10.

Comment 46:

Money Market Fund: Principal Investment Strategy

Please clarify that the value of the shares fluctuates because the Fund does not maintain a stable net asset value. State that at the time an investor sells the Fund, the shares may be worth more or less than the value of the shares at the time the investor paid for the shares.

Response:	The disclosure has been revised to read: “The value of the shares fluctuates because the Fund does not maintain a stable net asset value. At the time an investor sells the Fund, the shares may be worth more or less than the value of the shares at the time the investor paid for the shares.”

Comment 47:

Money Market Fund: Principal Investment Strategy

The sentence below is duplicated from the Summary Prospectus and may be deleted.

“Investments in the Money Market Fund are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other U.S. Government agency.”

Response:	The sentence has been deleted.

Comment 48:	Money Market Fund: Principal Investment Risk The Item 9 risk disclosure does not identify the same principal risks as in Item 4 and should be supplemented.

Response:	The disclosure has been corrected to reflect the same principal risks.

Comment 49:	Bond Fund: Principal Investment Strategy

April 11, 2019

The disclosure states that the Bond Fund’s net assets were invested 42% in long-term corporate debt securities. This is not consistent with the disclosure that the average maturity for the Fund is 5-10 years.

Response:	The characterization of assets held by the Bond Fund as “long term” was based on the GAAP definition, which includes all bonds with a duration of over one year. We have deleted the reference to “long term” in the disclosure to be consistent with the understanding of the term by investors.

Comment 50:	International Fund: Principal Investment Risk: International Fund risk Consider combining International Fund risk with Foreign Investment risk.

Response:	The International Fund risk has been deleted and the Foreign Investment risk has been revised to read: “Foreign Investment risk: Foreign markets are subject to the risk of change in currency or exchange rates, economic and political trends in foreign countries, less liquidity, more volatility, more difficulty in enforcing contractual obligations, higher transaction costs and less government supervision and other reporting regulations and requirements than domestic markets. Domestic equities indices could outperform foreign indices for periods of time.”

Comment 51:	Management of the Funds Please delete the description of any expense reimbursement agreement no longer in place. Alternatively, explain the purpose of the disclosure.

Response:	An explanatory phrase has been added to the disclosure so that the sentence reads: “Note that performance results periods were affected by the voluntary limit the Adviser placed on the Funds’ expenses since inception, prior to providing the contractual expense limitation commencing on April 1, 2002.”

Comment 52:	Management of the Funds Please correct the duration of the contractual expense limitation to be current with the footnote to the Fee table.

Response:	We revised the disclosure to state that the contractual expense limitation will remain in full force and effect through April 30, 2020.

Comment 53:	Pricing of Fund Shares Include that if a Fund invests in foreign shares then there may be non-trading days where foreign markets are open and this may affect the NAV.

Response:	None of the Funds currently invests directly in foreign securities, so the disclosure is not applicable.

Comment 54:	Redemption of Fund Shares Please use the term “Fund” or “Funds” instead of “Investment Company” in this section.

Response:	The disclosure has been revised.

April 11, 2019

Comment 55:

Redemptions of Fund Shares

In the disclosure covering the implementation of redemption fees for the Money Market Fund, please disclose that the Board of Directors may implement such Fees as early as the same day.

Response:	The disclosure has been revised to read: “ ...then the Money Market Fund may impose a liquidity fee as early as the same day of up to 2% on all redemptions ...”

Comment 56:	Redemptions of Fund Shares In the disclosure covering the implementation of redemption fees for the Money Market Fund, please add the phrase “at the end of any business day.”

Response:	The disclosure has been revised to read: “In the unlikely event that the Money Market Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day ...”

Comment 57:

Redemptions of Fund Shares

Please add a general description of the process of fund liquidation in the unlikely event that the fund’s weekly liquid assets fall below 10% and the Board determines it is not in the best interests of the fund to keep operating.

Response:	The following disclosure has been added: “If the Fund’s weekly liquid assets fall below 10% of its total assets, the Fund reserves the right to permanently suspend redemptions and liquidate the Fund if the Board of Directors determines that it is not in the best interests of the Fund to continue operating. If the Fund is liquidated, your shares of the Fund will be redeemed at their net asset value.”

Comment 58:	Financial Highlights Confirm that the Financial Highlights will be updated.

Response:	We confirm that we will update the Financial Highlights.

Comment 59:

Back Page – Where to Direct Questions

“Where to Direct Questions. If you have questions about the operations of the Investment Company, you should contact your representative at Mutual of America Securities LLC. You may call 1-202-551-8090 for the address and phone number of the office nearest you.”

Please provide a Mutual of America phone number through which an investor may obtain the address and phone number of the office near them.

Response:	The last sentence has been corrected to read: “You may call 1-800-468-3785 for the address and phone number of the office nearest you.”

April 11, 2019

SAI

Comment 60:

Additional Information about Specific Types of Securities: Exchange Traded Funds

In the section “Additional Information about Specific Types of Securities”, in the “Exchange Traded Funds” paragraph, add in “MSCI” before “EAFE Index”.

Response:	The disclosure has been corrected.

Comment 61:

Fundamental Investment Restrictions

With respect to the following sentence, please clarify the term “majority” as it applies to shareholder votes: “The Funds may not change these policies unless a majority of the outstanding voting shares of each affected Fund approves the change.”

Response:	The disclosure has been revised to add the following, in accordance with Section 2(a)(42) of the Investment Company Act of 1940: “A majority of the outstanding voting shares means the lesser of (1) 67% or more of the outstanding shares of the Fund present at the meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented at such meeting; or (2) more than 50% of the outstanding shares of the Fund.”

Comment 62:

Fundamental Investment Restrictions: Concentration

With respect to fundamental investment restriction #6, add an explanatory note that the index funds will be concentrated to the same degree as the index it follows.

With respect to fundamental investment restriction #6, add an explanatory note that the International Fund will look through to the investments of the underlying funds to determine the fund’s concentration.

Response:

The following explanatory notes have been added: “With respect to fundamental investment restriction #6 above: The Equity Index Fund and the Mid-Cap Equity Index Fund will be concentrated to the same degree as the index each Fund tracks.”

“With respect to fundamental investment restriction #6 above: The International Fund will look through to the investments of the underlying funds to determine the Fund’s concentration.”

Comment 63:	Non-Fundamental Investment Policies: Disclosure of Portfolio Securities Information Please explain supplementally the reason for the changes to this section.

Response:	The language has been restored.

Comment 64:

Investment Advisory Arrangements: Expense Reimbursements by the Adviser

The disclosure in for the International Fund in the Expense Reimbursements by the Adviser paragraph is not consistent with the disclosure for the International Fund’s fee table.

April 11, 2019

Response:	The disclosure has been revised to be consistent with the fee table.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc: Scott H. Rothstein, Esq.